WILLIS OF MASSACHUSETTS, INC.

ATTN: KEVIN HUMASON

THREE COPLEY PL, STE 300

BOSTON, MA 02116

INSURED:	SSGA FUNDS
PRODUCT:	DFIBond
POLICY NO:	81326281
TRANSACTION:	ENDT

FEDERAL INSURANCE COMPANY
Endorsement No.: 5
	Bond Number:	81326281
NAME OF ASSURED: SSGA FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from 12:01 a.m. on May 31, 2013
to 12:01 a.m. on June 30, 2014

This Endorsement applies to loss discovered after 12:01 a.m. on May 31, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 12, 2014

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

SECRETARY’S CERTIFICATE

I, David James, Secretary of SSgA Funds (the “Trust”), hereby certify that the following resolutions were approved by the Board of Trustees of the Trust (which is comprised of a majority of Trustees who were not considered “interested persons” as that term is defined in the Investment Company Act of 1940, as amended (“1940 Act”)) at a meeting duly called and held on February 14, 2014:

RESOLVED, that a Fidelity Bond issued by the Federal Insurance Company in the amount of $2,500,000 with an expiration date of May 31, 2014, and a one year prepaid premium of $12,000 be, and hereby is extended one month until June 30, 2014, and this extension is consistent with the best interest of the SSgA Funds and that the payment of the pro rata premium (approximately $1,000) be, and it is hereby is approved; and further

RESOLVED, that the Secretary of the SSgA Funds be, and hereby is designated as the officer to make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand this 7th day of July, 2014.

/s/ David James
David James
Secretary

SSgA Funds
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111-2900

Refer To: David James
Direct Line: 617-662-1742
E-Mail: djames@statestreet.com

July 7, 2014	VIA ELECTRONIC DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Office of Filings, Information & Consumer Service

Re:	SSgA Funds (File No.: 811-05430)
(the “Fund”)
Fidelity Bond Filing Pursuant to Rule 17g-1

Dear Sir/Madam:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please be advised that the premium associated with the Fund’s Investment Company Blanket Bond in the amount of $2,500,000 has been processed for payment for the May 31, 2014 to June 30, 2014 policy period.

If you have any questions, please give me a call at 617-662-1742.

Very truly yours,

/s/ David James
David James
Secretary